EXHIBIT 99.1

Qiao Xing Universal Telephone Announces Profit for 2002
Message from the Chairman

     HUIZHOU, China, Aug. 5 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (XINGE) today announced that it has posted a net profit of RMB16.473 million in 2002, against a net loss of RMB21.422 million in the previous year.

     However, with Qiao Xing not receiving all the official approvals for the acquisition of CEC Telecom Ltd. (CECT) until February 8, 2003, Qiao Xing’s income statement for 2002 exclude any income gained by CECT last year.

     Mr Ruilin Wu, Chairman of Qiao Xing, said, “2002 was a crucial year for Qiao Xing’s history and for our development. We acquired CECT and commenced an enhancement program within CECT, focusing on key departments such as R&D, marketing, sales and manufacturing. As a result of these enhancements, we have been able to dramatically improve CECT’s competitive edge within China’s mobile phone market. First, CECT successfully penetrated 170 wholesale outlets across 27 provinces and municipalities. Secondly, with key improvements in R&D, time taken to research and develop new products has been drastically reduced. With support from the Beijing, Shanghai and Huizhou R&D centres, CECT has the ability to develop advanced CDMA and GSM mobile handsets. CECT also successfully introduced China’s first generation of SmartPhones, the birth of a new era for domestically produced handsets. Thirdly, CECT, through highly successful marketing campaigns, has improved its status as a brand in the local market, with CECT named as one of the outstanding Chinese-made handset brand names in 2003. Fourthly, inventory with low margin (usually less fashionable models) were sold at a faster pace at further discounts in order to avoid obsolescence and make way for the new models being produced. And finally, along with the established production facility in Beijing’s Changping High Tech Development Zone, CECT has recently developed a new production line in Huizhou, Guangdong. CECT’s new production line is expected to be fully operational in the second half of 2003. Despite the earnings result of CECT for fiscal year 2002 not being satisfactory, these enhancements that have been made to key areas will provide a solid base for 2003, and with the latest handsets and an ever-growing sales network, the outlook for 2003 looks to be very positive indeed.”

     “Qiao Xing carried out a number of effective re-engineering programs for the ordinary fixed line telephone business in 2002,” Mr Wu continues. “Due to easy access to the traditional fixed line telephone production market and fierce competition in China’s general telephone market, fixed line telephone production has a very small margin, creating an obstacle for Qiao Xing’s development. As a result, Qiao Xing transferred its fixed line telephone manufacturing business to Central Grace Technologies (a non-affiliated company) on December 31, 2002. Qiao Xing plans to focus its main resources on mobile business and the R&D and market promotion of new lines of fixed line telephones and wireless telephones. Qiao Xing is maintaining its vast fixed line telephone sales network, and continues to promote and sell indoor telephones, especially telephones with special function and larger margin in the domestic and international markets. As China Telecom and other domestic mobile network operators launch diversified value-added services, Qiao Xing has developed several new telephones, such as short message telephones and wuxiantong (wireless fixed telephone). We expect great things from theses relatively high end phones with the fairly large profit and market potential, I believe they will become Qiao Xing’s 2003 major growth contributors.”

     Mr Wu concluded “We consider 2002 as an significant year for us, not only for the positive result, but also for the series of enhancements, improvements and re-engineering that have fuelled Qiao Xing’s growth and stand us in better stead for the future. We are highly confident that 2003 will be an exciting year for Qiao Xing and its shareholders.”

About Qiao Xing Universal Telephone, Inc

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80% owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003

     Forward-Looking Statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “projects,” “expects” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.